Fresh Medical Laboratories, Inc.

757 East South Temple, Suite 150

Salt Lake City, Utah 84102

May 31, 2012

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Amanda Ravitz, Assistant Director

Tom Jones, Assistant Director

Praveen Kartholy, Staff Accountant

Gary Todd, Reviewing Accountant

Re: Fresh Medical Laboratories, Inc. (the “Company”)

Amendment No. 2 to Form 10

Filed May 14, 2012

Form 10-Q for the quarter ended March 31, 2012

Filed May 21, 2012

File No. 000-54600

Dear Ms.Ravitz and Mr. Jones:

In response to your letter dated May 29, 2012, we respectfully submit the following response:

Amendment No. 2 to Form 10

Emerging Growth Company, page 15

1.	We note your response to prior comment 1. Please expand your disclosure with respect to your election under Section 107(b) of the JOBS Act to clearly state that, as a result of your election to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), your financial statements may not be comparable to companies that comply with public company effective dates. Also, please expand the section entitled “Emerging Growth Company” on page 17 to include similar disclosure. In addition, expand future filings to include similar disclosure.

RESPONSE:We have added such additional disclosures.

Form 10-Q for the quarterly period ended March 31, 2012

Management’s Discussion and Analysis of Financial Condition, page 12

2.	We note that you refer in the first sentence of this section to “financial statements and related notes that appear elsewhere in this prospectus.” However, this document is not a prospectus. Please revise accordingly.

RESPONSE: We have revised accordingly.

Liquidity and Capital Resources, page 14

3.	Please expand the first paragraph of this section to disclose the material terms of the notes payable issued in the three months ended March 31, 2012 and file the agreements. Also, identify the directors and officers who received the notes payable. We note the disclosure in the first sentence in Note 3 on page 9 of your Form 10-Q.

RESPONSE: We have revised Note 3 and expanded our Liquidity and Capital Resources disclosure as instructed.

4.	Please expand this section to include the disclosure mentioned in Note 7 on page 11 of your Form 10-Q and identify the director mentioned in Note 7. Also, file the agreements once the terms of the notes have been determined.

RESPONSE: We have revised Note 7 and expanded our Liquidity and Capital Resources disclosure as instructed.

Controls and Procedures, page 15

5.	We reference the disclosure that you conducted assessments of internal control over financial reporting as of March 31, 2012 and 2011. As a smaller reporting company, under Item 4 of Form 10-Q you are only required to furnish the information required by Items 307 and 308(c) of Regulation S-K. In this regard, management's assessment of the effectiveness of internal control over financial reporting is provided on an annual basis on Form 10-K, as set forth in Item 308(a) of Regulation S-K. Please tell us why management’s assessment of the effectiveness of internal control over financial reporting is provided for the interim periods and clarify for us whether assessments under Item 308(a) of Regulation S-K were actually performed as of March 31, 2012 and 2011.

RESPONSE: Inclusion of management’s assessment of the effectiveness of internal control over financial reporting was in error and such assessment has been removed.

Exhibits 31.1 and 31.2

6.	We note that you have language that has been superseded in the Section 302 certification. Please file an amendment to the Form 10-Q that includes corrected certifications exactly as specified in Item 601(b)(31)(i) of Regulation S-K.

In that regard, if in response to our comment on Controls and Procedures you actually completed evaluations of internal control over financial reporting as of March 31, 2012 and 2011 and elect to retain the disclosure concerning the evaluations, you should provide the complete certification, including the introductory language to paragraph 4 and paragraph 4b, which both refer to internal control over financial reporting. Alternatively, if you did not complete evaluations of internal control over financial reporting as of March 31, 2012 and 2011, you may omit the references to internal control over financial reporting in the introductory language to paragraph 4 and paragraph 4(b) of the certification as permitted by Exchange Act Rule 13a-14(a).

RESPONSE: We have revised our certifications accordingly.

Further, we acknowledge that:

•	the Company is responsible for the adequacyandaccuracy of the disclosure in the filing;

•	staff comments or changes to disclosurein response to staff comments do not foreclose the Commission fromtaking any action with respect to the filing; and

•	theCompany may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Steven C. Eror

Chief Executive Officer

cc (via e-mail): David Rees, Esq.